COMMENTS RECEIVED ON 05/31/2022

FROM RYAN SUTCLIFFE

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Investor Freedom 2035 Portfolio, Investor Freedom 2040 Portfolio, Investor Freedom 2045 Portfolio, and Investor Freedom 2050 Portfolio

POST-EFFECTIVE AMENDMENT NO. 82

1.

All funds

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this isn’t possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2.

All funds

C:

The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred, directly or indirectly, when you, as a variable product owner, buy and hold interests in a separate account that invests in shares of the fund. The table does not include any fees or other expenses of any variable annuity or variable life insurance product; if it did, overall fees and expenses would be higher.”

C:

The Staff requests we add “sell” to “buy and hold” in accordance with Form N-1A.

R:

Instruction 1(b) to Item 3 of Form N-1A provides that “[a] Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” The funds do not have fees that apply to the sale of shares. Accordingly, we have not modified the disclosure.

4.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we ensure the fee table is in accordance with Item 3.

R:

The fee table captions are standard for Fidelity single and multiple class insurance-dedicated funds. We believe any differences from the information included in Item 3 of Form N-1A are minor and non-material. Accordingly, we have not modified the disclosure.

5.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm there are no fee reimbursement or recoupment arrangements.

R:

The funds will not have a fee waiver or expense reimbursement.

6.

All funds

“Investment Details” (prospectus)

“Investment Objective”

C:

Under Item 9(a), if applicable, state that the investment objective may be changed without shareholder approval.

R:

Each fund’s investment objective is non-fundamental and may be changed without shareholder approval. We confirm that if a fund’s board of trustees approved a change to the fund’s investment objective, a supplement to the prospectus notifying shareholders of the change would be filed with the SEC. We will modify the prospectus as follows:

Non-Fundamental Investment Policies

Each fund’s investment objective is non-fundamental and may be changed without shareholder approval.

7.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Investing in Other Funds. A fund bears all risks of investment strategies employed by the underlying funds. A fund does not control the investments of the underlying funds, which may have different investment objectives and may engage in investment strategies that a fund would not engage in directly. Aggregation of underlying fund holdings may result in indirect concentration of assets in a particular industry or group of industries, or in a single issuer, which may increase volatility.”

C:

The Staff requests we add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining fund compliance with its concentration policies.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry,

each fund will take such policy into account in connection with any investment in such underlying fund.

8.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the

Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. The fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.